SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

23 November 2011

Mr Donal Moriarty
Company Secretary
Aer Lingus Group plc
Head Office
Dublin Airport
Co Dublin
OPEN LETTER

Re:      EGM Requisition

Dear Donal,

I refer to your letter dated 18 November 2011.

With respect, the Board of Aer Lingus does not have discretion in this matter.  Since Ryanair owns more than 10% of the ordinary share capital, we are legally entitled under S.132 of the Companies Act 1963 and the listing rules of the Irish Stock Exchange, to requisition an EGM, should we so wish.

As previously confirmed in correspondence from the ODCE, the Board of Aer Lingus is obliged to convene a properly requisitioned EGM.  Obviously the Board of Aer Lingus and your lawyers are free to make whatever representations you wish on each of the proposed resolutions, but you do not have the authority or the discretion to refuse to hold this EGM.

Please be advised that should your Board again refuse to convene this properly requisitioned EGM, then Ryanair will pursue the Directors of Aer Lingus for this breach of Irish Company Law and the listing rules of the Irish Stock Exchange.

Yours sincerely,

_______________
Juliusz Komorek
Company Secretary

Cc:          Markets Supervision Division, Central Bank of Ireland, Block D, Iveagh Court, Harcourt Road, Dublin 2
Regulation Department, Irish Stock Exchange, 28 Anglesea Street, Dublin 2, Ireland
UK Listing Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS
London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
Financial Services Authority (FSA), 25 The North Colonnade, Canary Wharf, LONDON E14 5HS
Office of the Director of Corporate Enforcement, 16 Parnell Square, Dublin 1, Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 November 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary